20010460

TEDSTATES
EXCHANGE COMMISSION
gton, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-50996

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2019 (MM/DD/YY) AND ENDING December 31, 2019 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Gemini Capital, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

111 W. Jackson Blvd., 20th Floor
(No. and Street)

Chicago	Illinois	60604
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Steven Tumen (312) 692-5083
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Jesser, Ravid, Jason, Basso and Farber, LLP
(Name – *if individual, state last, first, middle name*)

150 N. Wacker Drive, Suite 3100	Chicago	Illinois	60606
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Steven Tumen, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Gemini Capital, LLC, as of December 31, 20 19, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Managing Member

Title

Notary Public

TRINA URBAN
Official Seal
Notary Public - State of Illinois
My Commission Expires Jul 12, 2021

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GEMINI CAPITAL, LLC

STATEMENT OF FINANCIAL CONDITION AND
INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM REPORT

DECEMBER 31, 2019

GEMINI CAPITAL, LLC

STATEMENT OF FINANCIAL CONDITION AND
INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM REPORT

DECEMBER 31, 2019

CONTENTS

JESSER RAVID

JESSER, RAVID, JASON, BASSO AND FARBER LLP

150 N. Wacker Drive, Suite 3100
Chicago, IL 60606

OFFICE: (312) 782-4710
FAX: (312) 782-4711

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON STATEMENT OF FINANCIAL CONDITION

To the Members of
Gemini Capital, LLC
Chicago, Illinois

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Gemini Capital, LLC as of December 31, 2019, and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Gemini Capital, LLC as of December 31, 2019 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Gemini Capital, LLC's management. Our responsibility is to express an opinion on Gemini Capital, LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Gemini Capital, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Jesser, Ravid, Jason, Basso and Farber, LLP

We have served as Gemini Capital, LLC's auditor since 2014.

Chicago, IL

February 28, 2020

GEMINI CAPITAL, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31,2019

ASSETS

Cash	$	10,210
	$	10,210

LIABILITIES AND MEMBERS' CAPITAL

Liabilities:		
Accrued expenses	$	4,000
		4,000
Members' capital		6,210
	$	10,210

See Notes to Financial Statement.

1. Organization:

Gemini Capital, LLC (the "Company") was organized in the State of Illinois in accordance with the Illinois Limited Liability Company Act on April 6, 1998. The Company is a securities broker-dealer conducting its business on a fully disclosed basis. It is registered with the U.S. Securities and Exchange Commission ("SEC"), and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA").

2. Significant Accounting Policies:

The Company follows the accounting standards set by the Financial Accounting Standards Board (FASB). The FASB sets generally accepted accounting principles (GAAP) that the Company follows to ensure consistent reporting of financial condition.

The preparation of the financial statement in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

The Company maintains cash in a bank account insured by the Federal Deposit Insurance Corporation (FDIC). The insurance is currently limited to $250,000. During 2019, the account never exceeded the limit and no losses have been incurred on the account.

The Company is not liable for federal income taxes, as the members recognize the Company's income or loss on their personal tax returns. For 2019, the Company was exempt from Illinois Replacement Tax as it qualified as an Investment Partnership. The FASB provides guidance for how uncertain tax positions should be recognized, measured, disclosed and presented in the financial statement. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions will "more-likely-than-not" be sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the "more-likely-than-not" threshold would be recorded as a tax asset or liability in the current year. As of December 31, 2019, management has determined that there were no material uncertain income tax positions. The Company is not subject to examination by United States federal and state tax authorities for tax years before 2016.

Recorded amounts of cash and accrued expenses approximate fair value, based on their short-term nature, and are categorized as Level 1 assets and liabilities within the fair value hierarchy established by FASB ASC 820.

Management has evaluated subsequent events through February 28, 2020, the date on which the financial statement was available to be issued.

3. Net Capital Requirements:

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. (The rule of the applicable exchange also provides that equity capital may not be withdrawn or cash distributions paid if the resulting ratio would exceed 10 to 1). Under this rule, the Company is required to maintain "minimum net capital" equivalent to $5,000 or 6 2/3% of "aggregate indebtedness," whichever is greater, as these terms are defined. At December 31, 2019, the Company had net capital of $6,210, which is $1,210 in excess of its required netcapital.